NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

September 3, 2025

Via EDGAR

Angela Connell

Eric Atallah

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology)

Correspondence Submitted August 15, 2025
Amendment No. 6 to Registration Statement on Form F-4
File No. 333-284075

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment letter of August 28, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Correspondence Submitted August 15, 2025 regarding Amendment No. 6 to the Registration Statement on Form F-4. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 7 to the Registration Statement on Form F-4.

Unless otherwise stated, any defined terms in Amendment No. 7 apply within this letter.

Amendment No. 6 to Registration Statement on Form F-4

Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1.	We note from your responses to prior comment 1 and 2 that your reference to “treasury shares” is under Swiss corporate law rather than U.S. GAAP. In instances where terms have different meanings under Swiss corporate law and U.S. GAAP, please clearly disclose that you are referring to Swiss corporate law. Briefly explain the requirements under the Swiss corporate law and clearly indicate that you are referring to amounts calculated in accordance with Swiss corporate law and that such amounts differ from amounts calculated under U.S. GAAP.

Response: In response to the Staff’s comment, and in reference to our prior responses in prior comments 1 and 2, under Swiss corporate law, shares held by the Company itself, even if never transferred to external parties, are considered issued and “warehoused” for future financings and are reflected as such in the Swiss share registry. Under Swiss corporate law, these holdings are referred to as “treasury shares.”

In response to the Staff’s comment, we have revised the Registration Statement on Form F-4 to clarify that references to “treasury shares” are made in the context of Swiss corporate law, to briefly describe the relevant Swiss corporate law requirements, and to state that such amounts differ from those calculated under U.S. GAAP.

NLS Pharmaceutics Ltd. and Subsidiaries

Consolidated Balance Sheets, page F-4

2.	We note your response to prior comment 6. We do not agree that the error in the preferred and common share line items on the face of your Consolidated Balance Sheet is immaterial. Accordingly, please revise your Registration Statement on Form F-4 to correct this error in your Consolidated Balance Sheet and remove the related pro forma adjustment.

Response: In response to the Staff’s comment, we have revised the Consolidated Balance Sheets on page F-4 of the Registration Statement on Form F-4 to correct the presentation of preferred and common shares. The related pro forma adjustment has been removed.

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS Pharmaceutics LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer